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                                                                  Exhibit (P)(3)


IFS Fund Distributors Code of Ethics


IFS Fund Distributors has a simple, basic CODE OF ETHICS that meets the requirements of 17j-1 of the Investment Advisors Act of 1940. The code requires that every aspect of our business will be conducted in a fair, lawful and ethical manner. Our customers will be offered only those pre-approved products/services which have been determined to be appropriate for their specific needs and which provide fair value.

It is our obligation to respect and protect the right to privacy of all our clients. Confidential or proprietary information, obtained in the course of employment with IFS Fund Distributors, is not to be used for personal gain or to be shared with others for their personal benefit.

All efforts are to be made to avoid actual or apparent conflicts of interest. (Such a conflict may exist even when no actual wrongdoing occurs; the opportunity to act improperly may be sufficient to give the appearance of a conflict.) Strict compliance with all laws and regulations governing the securities industry is paramount.

Management  of  IFS  Fund  Distributors  will  lead  by  example,   creating  an
environment encouraging honesty and fair play by all employees in the conduct of his or her duties.

Included in these Policies & Procedures, or maintained by our Compliance Department, is a listing, indicating the name of the Supervising Principal to whom each registered employee has been "assigned" for supervisory and guidance purposes. Management of IFS Fund Distributors has reviewed (and found to be acceptable) the qualifications, experience and training of all individuals prior to assigning any supervisory responsibilities.

Individual employees not living up to this Code of Ethics, as well as all other policies and directives issued by IFS Fund Distributors, in every manner, during the course of any activities undertaken on behalf of IFS Fund Distributors will be subject to immediate termination.